UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G/A
                                (Amendment No.)*3

                    Under the Securities Exchange Act of 1934

                            Palatin Technologies, Inc

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                February 14, 2003

                            (CUSIP Number: 696077304)

                                December 31, 2002
                       Date of event which requires filing

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filled for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).


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

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CUSIP No. 696077304                   13G

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1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lindsay A. Rosenwald, M.D.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |_|
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3.   SEC USE ONLY


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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           497,942
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BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          526,890
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    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         497,942
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   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            526,890
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,024,832
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.6%
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12.  TYPE OF REPORTING PERSON*

     IN
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ITEM 1(a).  NAME OF ISSUER:

            Palatin Technologies, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            103 Carnegie Center, Suite 200
            Princeton, NJ 08540

ITEM 2(a)   NAME OF PERSON FILING:

            Dr. Lindsay A. Rosenwald.

            Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole stockholder of Paramount Capital, a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner to Aries Domestic, a limited partnerships incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Fund, a Cayman Islands exempted company.

            Dr. Rosenwald, Paramount Capital, Aries Domestic, and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019.

ITEM 2(c).  CITIZENSHIP:

            Dr. Rosenwald is a citizen of the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.01 per share.

ITEM 2(e).  CUSIP NUMBER: 696077304

ITEM 3.     |X| CHECK THIS BOX IF THIS STATEMENT IS FILED PURSUANT TO RULE
            13d-1(c)

ITEM 4.     OWNERSHIP

Dr. Rosenwald may be deemed the beneficial owner of the following number of
Shares:

      Dr. Rosenwald may be deemed to own 591,515 Shares, which includes 233,270 shares owned by Paramount and 358,245 Shares owned by RAQ, LLC, for which Dr. Rosenwlad is sole and managing member, and convertible securities to purchase 433,317 Shares, which includes convertible securities to purchase 293,620 shares owned by Paramount. or approximately 3.6% of the Company's outstanding Shares.

      Dr. Rosenwald disclaims the beneficial ownership of the securities beneficially owned by Paramount Capital except to the extent of his pecuniary interest therein, if any.


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

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            None of the Reporting Persons own greater than 5% of any class of securities of the Issuer.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in a transaction having that purpose and effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2003
New York, NY

                                        By:/s/ Lindsay A. Rosenwald, M.D.
                                        --------------------------------
                                        Name: Lindsay A. Rosenwald, M.D.


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